Bionomics Limited

9 November 2006



Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
WASH, D.C.
190
SECTION

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au


Bionomics
Limited



ASX ANNOUNCEMENT
9 November 2006

CHAIRMAN'S ADDRESS TO AGM 2006


Introductory Remarks
Dr Peter Jonson
Chairman
Bionomics
Limited

Welcome fellow shareholders to the Bionomics Annual General Meeting for 2006. This annual meeting provides a great opportunity to consider the bigger picture as well as review the year that has just finished.

I was unable to attend last years' AGM due to a sudden pressing need for some rather exciting surgery. The experience, and the fact that I am standing here today, confirmed again my strong belief in the excellence of Australia's medical science. No doubt many of you have had similar experiences, and this helps to explain why we are here together today.

Bionomics exists to improve medical treatments for a range of diseases, from cancer to anxiety.

The board of Bionomics also believes that shareholders deserve to be rewarded for their patience for investing in a sector that involves long lead times and uncertain outcomes.

Our share price has been in the doldrums for some time, but there are good signs beginning to emerge on this front.

More generally, I am firmly of the view that the Company is moving fast in a constructive direction, which makes today a happy occasion for me, and I hope and expect for all of you.

Company transformation

Acquisitions transform Bionomics from pure genomics to drug discovery & development

- **BNC105** cancer drug
- Preclinical programs in epilepsy, anxiety and multiple sclerosis



3

FY 06 was a transforming year for Bionomics

Shortly after I became your Chairman the board undertook a serious re-evaluation of strategy. This led us to the decision in early 2005 to transform the company from its origin as a 'genomics' company to a more dynamic 'drug discovery' company.

We concluded that we had to grow by acquisition, essentially to provide more "shots on goal". The purchase of Neurofit and then Iliad have both delivered benefits in excess of our expectations. The technical synergies have been considerable, and as one example we discovered our anti-cancer drug candidate BNC105 in the Iliad library.

But Iliad also brought with it a platform technology that will deliver substantial benefits in the race to deliver new and exciting drug candidates.

This transformation has continued apace, with Bionomics set to begin its first clinical trials on people during 2007, as our anti-tumour compound BNC105 takes the step up from pre-clinical development.

But in addition to this work on certain types of cancer, we have programs that target epilepsy, anxiety and multiple sclerosis.

Success in just one of these areas will reward shareholders generously.

Success in more than one would make Bionomics one of the great success stories of Australian biotech.

Financial Performance Overview

- Revenue: $2.26 m (67% increase)
- Grant income: $2.30 m (27% increase)
- Net cash burn: $4.20 m
- Cash at 30/6/06: $4.73 m

- A$5 million capital raising completed in September 2006



4

Bionomics financial position is strong

By any measure, our fiscal position is strong.

During 05-06,

- our net operating and investing cash outflows decreased by almost 30 per cent.
- Revenue from ordinary activities increased by 67 per cent to $2.2 million and;
- funding from grants increased by 27 per cent to $2.3 million.

These dry statistics tell only part of the story. Not only have we decreased operating costs in our new three-in-one company made up of Bionomics, Iliad and Neurofit, but we continue to channel about 80 per cent of our funds into research and development.

Put another way, our administrative overheads are low.

Recent capital raising

As you know, we undertook a capital raising in September of the current financial year, raising $5 million. This succeeded despite the shaky biotech investment environment and required the Bionomics story to be sold til it hurt. It was entirely necessary, of course, as the funds are needed to help take BNC105 to clinical trials.

In undertaking this capital raising the Board was mindful of the strong view of major shareholders that Bionomics minimise the amount of new capital raised so as to minimise the consequent dilution.

The capital raising was strongly supported by current shareholders and gave a clear indication of the belief among investors that Bionomics is doing the right thing.

These shareholders convinced the board that the previous policy of always keeping two years cash in the till was excessively cautious.

Your Board

- ❑ Bionomics has transformed and is well positioned for the future
- ❑ Increased governance requirements:
  - AIFRS
  - Risk management
- ❑ Options are a component of attracting high calibre people



5

Board changes

Our Board has undergone a number of changes this year both in response to the new direction taken by Bionomics and as a result of the increasing business commitments of some members.

Three board members, Dr Christopher Henney, Mr Peter Madden and Dr George Morstyn resigned during the year. We wish to thank them for their significant contribution during Bionomics' formative years and for their leadership during their tenure.

In particular, as a new Chairman I was made to feel welcome, and the board was strong and consistent in agreeing to the early 2005 change of direction I have already outlined.

As part of a planned process of board renewal, we recently appointed Mr Trevor Tappenden as a non-executive director and Chair of our Audit and Risk Management Committee. Mr Tappenden, who has strong financial, risk management and strategic skills, holds directorships in various private, government and not-for-profit organisations and is a welcome addition to Bionomics' Board.

His expertise is especially welcome in view of the added reporting requirements of AIFRS, expanded corporate governance guidelines and increased formal emphasis on risk management.

Whilst further appointments to the Board may be appropriate at some point the Board as currently constituted is effective and efficient, with your independent Chairman (and therefore the independent directors as a group) having a casting vote in respect of key Board decisions.

However, I would state my view that best practice Board management rarely need involve voting. I am a strong believer in board decisions being debated until a consensus emerges. I am also a strong believer that "Disunity is Death" which is why debating until consensus is achieved is so important.

We have requested that shareholders approve the issue of options to Mr Tappenden at this meeting. Bionomics is a small company which needs to attract and retain people of the very highest calibre. I believe that options over shares in the company provide an important mechanism for doing so while conserving cash.

Today you will also be asked to ratify the board's decision to take some of its remuneration (one third in the case of all non-executive directors) in shares in the company.

Closing remarks

Stockbroking firm Intersuisse succinctly summed up Bionomics in a report written in May of this year. The report described Bionomics as "a solid research and development company" with "unique drugs in development that should allow the company to license them after the completion of Phase I/II trials".

This is precisely the positioning that we were seeking when we moved purposefully from the genomic path to take the business along the drug discovery route. It is gratifying to have such confirmation of that decision.

I might add that Intersuisse also stated that Bionomics is "undervalued relative to its peers". It's a point with which I wholeheartedly agree.

Spread the story, Ladies and Gentlemen. That is the best way to see a fair share price, one that more fully reflects your investments and the company's achievements so far and the enormous potential of our current portfolio of drug candidates.

Before closing, and on behalf of the Board, I extend our thanks to our CEO & Managing Director Dr Deborah Rathjen in steering the company toward a bright future and to the Bionomics management team for their extraordinary efforts.

Good strategic planning is important, but excellent execution is vital.

Outlook

- Strong pipeline of drug development programs to progress to the clinic
- Prospects for further licensing partnerships
- Experienced management team to execute the strategy



6

Bionomics has rapidly matured in the past year. We have the necessary skills and resources and expect to move our strong pipeline of drug programs through the clinic and to secure future partnerships.

We face challenges like every small Australian biotechnology company but the board and management believe the future is bright.

We thank shareholders for your support and we look forward to continuing the steady progress achieved in the past 12 months.

Bionomics Limited

ASX ANNOUNCEMENT
9 November 2006

CEO REPORT


CEO Report
Dr Deborah Rathjen
Managing Director & CEO
Bionomics
Limited

I'm very pleased to add my welcome to that of our Chairman's to the 2006 AGM, particularly because it gives me the opportunity to highlight some significant changes to our company over the last year.

A lot can happen in twelve months, and it certainly has for Bionomics. We've made some significant, strategic operational changes in the interests of adding shareholder value.

Financial year 05-06 will be remembered as the year that the Board and Management of Bionomics cemented the company's high growth strategy, which focussed both on growth through acquisition and through advancement of the company's drug discovery efforts. I believe that Bionomics is now very well placed for continued success and to offer good growth prospects. We are excited by our cancer compound BNC105 and all our R&D programs are making tremendous progress, with the prospect of future high value returns if we are successful.

Successful M&A re-defines Bionomics' business

- ✓ Transforming acquisitions reveal synergies
- ✓ Deep pipeline of new drug development opportunities
  - BNC105 cancer drug
  - Preclinical programs in epilepsy, anxiety and multiple sclerosis
- ✓ Dramatically increased drug testing capabilities to ensure strong pipeline of licensing candidates
  - Neurofit SAS
    - Over 40 models for preclinical evaluation of drug candidates
    - Access to Pharma and global biotech CNS research groups
- ✓ Proprietary chemistry platform for rapid generation of high quality drug candidates
  - Iliad Chemicals Pty Ltd - MultiCore® technology



9

Acquisitions redefine Bionomics' business

In 2005 we completed the acquisition and integration of two companies - Neurofit and Iliad - to significantly advance the product pipeline and strengthen our development capabilities; establishing the foundations for what we see as a proven means of achieving significant growth through the clinical development of drug candidates.

Why did we decide to undertake M&A?

There are several sound reasons.

Firstly, we recognised that to very significantly build shareholder value Bionomics would be required to leverage its genomics assets by progressing to the development of therapeutics. The development of novel, highly competitive drugs which are able to meet significant market and clinical needs builds shareholder value and attracts higher value deal making potential as drug candidates move through development. Our stated objective was to have 2 compounds in clinical trial in 2008 within our core areas of cancer and CNS disorders. With the Iliad and Neurofit acquisitions under our belt we are well placed to achieve this objective with programs which are highly partnerable.

Our new look, three-in-one operation has both advanced, and deepened Bionomics' pipeline of therapeutic products. This is most strikingly evident in our lead anti-cancer compound BNC105 which had its beginning in a chemistry program conducted by Iliad.

BNC105 is the flagship of our drug development pipeline and leads our other products under development in epilepsy, anxiety, and multiple sclerosis.

Secondly, we were able to expand our capability for in-house testing in the CNS area. This has allowed us to make faster than expected progress in our epilepsy and anxiety projects as well as to gain confidence in our compounds under evaluation for the treatment of multiple sclerosis.

Thirdly, we now have a proprietary chemical platform called MultiCore® that has already enabled us to identify BNC105 as well as promising compounds in our other R&D programs.

This platform, coupled with our expertise in development, has the potential to produce many more proprietary drug candidates for Bionomics' pipeline in the coming years. And an expanded pipeline will support our business strategy of 'partnering early and partnering often' to generate substantial income from the licensing of drug candidates.


Bionomics Pipeline
PROJECT
TARGETS SCREENING
CHEMISTRY
PRECLINICAL
CLINICAL
BNC105 VDA for Cancer
BNC210 for Anxiety
Kv1.3 for Multiple Sclerosis
GABA-A agonists for Epilepsy
10

Strong pipeline

We have focussed our R&D efforts on cancer and CNS disorders. In CNS we have programs in anxiety, multiple sclerosis and epilepsy. In each area of our drug pipeline the new drugs we are seeking to develop have identifiable, strong competitive advantages relative to their competitors.

The overall impact of our enhanced R&D pipeline and capabilities is very compelling for shareholder value. Bionomics' commercialisation

opportunities now extend beyond genomics to include the valuable new compounds the company has in development. A solid pipeline of drug candidates under development can only enhance the value of Bionomics and will provide for a number of future high value commercialisation deals, opening up more chances of realising success.

Anti-cancer drug BNC105 update

- ✓ **BNC105** is a selective and potent anti-cancer agent which targets and destroys cancer blood vessels
  - Potent anti-cancer agent – *causing tumour regression*
  - Amplifies the anti-cancer action of marketed cancer chemotherapies
  - *Synergises with Avastin® to shut down cancer blood vessels*
- ✓ Manufacture of **BNC105** for clinical trials by Sigma-Aldrich Corporation's group, SAFC Pharma
- ✓ Dr Gabriel Kremmidiotis presents the latest **BNC105** data at an International Cancer Conference
- ✓ Australian Government awards $3.7 M to progress the drug's development

11

BNC105 Update

I'd like to take some time now to shine the spotlight on our anti-cancer drug BNC105. BNC105 is a member of the class of compounds known as vascular disruption agents, or VDAs. VDAs specifically target and shut down cancer blood vessels within tumours. They have the effect of starving the tumour and preventing its growth.

Your scientists have shown in animal models of cancer that treatment with BNC105 specifically disrupts the blood vessels within tumours. It also potently inhibits tumour growth, causing sustained, dose-dependent tumour regression. This is a very exciting new development for BNC 105. No other VDA has demonstrated the capability of shrinking tumours.

BNC105 amplifies the effects of commonly used cancer chemotherapeutics in arresting tumour growth. In a further new development your scientists have shown that BNC105 synergises with the blockbuster drug Avastin® to destroy cancer blood vessels. Avastin® had cumulative revenues of approximately US$2 billion within 2 years of market approval which further points to the commercial potential of BNC105.

Bench-marking of BNC105 against a number of its competitors indicates that it has superior properties including potency and selectivity for cancer blood vessels.

In anticipation of the first clinical trial of BNC105, we were acutely aware of the need to secure suitable arrangements for manufacture of the compound. We have been working toward this goal for some time.

I'm pleased to report that Bionomics has engaged SAFC Pharma, one of four operational units of the custom-manufacturing group of Sigma-Aldrich, to make BNC105 to the specifications required for human trials.

SAFC Pharma has the track record and know-how to give us great confidence that this next step in the development of BNC105 will proceed smoothly.

Advancement of strong science is a key element of any biotechnology company, but how is that assessed?

One criterion is the interest that the research generates at national and international meetings and I'm pleased to say that there has been a considerable amount of that.

A paper by Dr Gabriel Kremmidiotis, who heads up our cancer research and development, was included in the program of an international cancer meeting in Birmingham in October in the 'late breaking news' section.

Dr Kremmidiotis has also been invited to speak at the Australian Health and Medical Research Congress on BNC105.

We were extremely pleased to be awarded earlier this year a Commercial Ready grant from AusIndustry of $3.7 million for the continued development of BNC105, which so far has all the signs of being a new agent for the treatment of cancers with significant market potential.

2007 milestones for BNC105

- ❑ Complete BNC105 manufacture
- ❑ Complete formal toxicology studies
- ❑ File submissions with FDA to enable clinical trials to commence



12

2007 milestones for BNC105 include completion of manufacture of clinical grade material for the clinical trials, completion of formal toxicology studies and the filing of submissions to enable the commencement of clinical trials of BNC105 in cancer patients.

With BNC105 now entering a formal development program Bionomics is poised to become a clinical stage company.

CNS Pipeline Update

Turning now to a brief update on the progress of our CNS projects which have all surpassed expectations.

CNS pipeline update

Anxiety:

✓ Lead compound meets key needs: potent, rapid action, non-sedating

✓ Oral activity, once a day dosing

✓ ***Patent applications filed in October 2006***

✓ Large market: 19 million people world wide; revenues US$5 -14 billion



13

Anxiety

The anxiety drug market represents a very significant opportunity with yearly revenues of drugs to treat anxiety in excess of US$5 billion. Our approach has been to look at the market needs to define the target product profile for this program. These needs include a rapidly acting, non-sedating drug. The proprietary lead compound currently under study by Bionomics fulfils these needs – it is rapidly acting and non-sedating in preclinical tests. It is orally active with properties which are consistent with once a day dosing. Bionomics filed a patent application covering BNC210 the frontrunner in this program last month thus completing another milestone for this program.

CNS pipeline update

Multiple Sclerosis:

- ✓ Neurodegenerative disease affecting 2 million worldwide
- ✓ Target cells which cause nerve damage
- ✓ Lead compound has 90% oral bioavailability
- ✓ Oral availability a key competitive advantage – market dominated by injectable drugs
- ✓ On track to identifying a clinical candidate for MS
- ✓ ***Patent applications filed October 2006***



14

Multiple Sclerosis

Multiple sclerosis is a neurodegenerative disease which affects approximately 2 million people worldwide. Our program is targeting those cells responsible for destruction of nerve cells in the brain through highly specific blockers. This is a very exciting program where our focus is on obtaining an orally active drug in a market which is dominated by injectable drugs with serious side-effects. We are very encouraged by the 90% oral bioavailability of our lead compound which is showing strong efficacy in preclinical tests. In keeping with our projected milestones last month we filed two patent applications on key compounds which are undergoing intensive tests and we are well on track to identifying a clinical candidate for the treatment of MS.

CNS pipeline update

Epilepsy:

- ✓ Successful screening campaign completed
- ✓ Lead compound identified
- ✓ Potent suppression of seizures in preclinical tests
- ❑ Market size: >US$7 billion pa
- ❑ Strong need for new treatments

- ❑ 2007 milestones:
  - Submit patent applications
  - Select drug candidate



15

Epilepsy

Bionomics has a long history in epilepsy research. Based on this we commenced a drug discovery program to identify compounds with improved properties which could be used to treat this serious condition. After a successful screening campaign conducted last year we have now identified those compound classes with the right characteristics making them excellent candidates for development as new therapeutics. In the coming year your scientists will undertake a process of rigorous evaluation of key compounds, the aim of which is to select the drug candidate to enter clinical development. The market to treat epilepsy is significant, in excess of US$7 billion pa. Patients today still suffer from inadequate protection from seizures and from the deleterious side-effects of current treatments. With its long history of epilepsy research Bionomics is well placed to develop new treatments with break-through capabilities.

Business Strategy

❑ 'Partner early' – 'Partner often'

- Already generating revenue from licensing
  - Licensing revenue increased 67% on last year following deals with Lab Corp and Genmab A/S
- License at preclinical to Phase I/II - early value creation, reduced risk, strong deal making potential
- Focus on developing differentiated therapeutic products for major markets with unmet clinical need – potential blockbuster drugs, strong licensing prospects



16

Business strategy drives licensing success and increased revenues in FY06

A major component of our business strategy is to generate value through licensing.

I'm pleased to report that revenue for licensing increased by almost 70 per cent, from $1.3 million for 04-05 to $2.2 million by end-June 2006.

The increase resulted from upfront fees for two major deals. One was with LabCorp in the USA, to undertake genetic tests for the diagnosis of childhood epilepsies. The second was with European biotech company Genmab for exclusive worldwide rights to eight of our proteins that may have application in cancer and other diseases.

Both deals bring future revenues to Bionomics from royalties on sales. The Genmab deal will also yield a second licensing fee if the first target meets specified development targets and extra milestone payments for success in the clinical development phases.

This license arrangement will yield significant future revenues for Bionomics if development milestones are successfully achieved.

We are continuing to seek other means to generate revenues from our assets, wasting no opportunities that our portfolio presents. In this regard there is increasing pressure on pharmaceutical companies to add additional development compounds to their pipelines if they want to ensure continuing strong revenue growth.

More and more, pharma companies are licensing early stage compounds even before human clinical trials begin. And increasingly, early stage compounds are attracting significant upfront payments, milestone payments linked to successful development and royalties on product sales.

With Bionomics' stable of assets, the company is more favourably placed to secure lucrative licensing deals than at any other time in its history. The prospects for Bionomics will continue to grow as these assets move solidly into human clinical trials.

Year-over-year progress

Year	2005	2006
Marketed products	1	2
Licensing deals	2	4
Licensing prospects	2	4
Deal pipeline	Strong	Strong
Compounds in development	4	4
Clinical candidates	0	1
Revenue	AU$1.36m	AU$2.26m

Outlook

I have deliberately presented only a few highlights today to keep my address brief, but would encourage you to read the Annual Report and to visit our 'new look' website for the stories behind the headlines. The year-on-year progress of Bionomics has been substantial and can be measured in marketed products, new licensing deals and an increasing number of prospective licensing opportunities to continue to grow revenues. Our deal pipeline is getting stronger, growing in value as compounds move towards clinical development and we now have our first clinical candidate BNC105.

2007 Outlook

- **BNC-105:**
  - Complete BNC105 manufacture
  - Complete formal toxicology studies
  - File submissions with FDA to enable clinical trials to commence
- **Two additional drug candidates from CNS programs**



17

Looking ahead, I envisage another productive year. I expect to confirm at next year's AGM the filing of submissions to enable the commencement of the first clinical trial of BNC105 in cancer patients and to announce the nomination of drug candidates in two of our other programs.

We will certainly be striving for these outcomes in the coming months.

In concluding, I thank the Bionomics team for their focus on and commitment to achieving operational goals and the common goal of increasing shareholder value.

Thank you for your attention.

Bionomics Limited

9 November 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely




SEC MAIL
PROCESSING
RECEIVED
NOV 2 0 2006
WASH. D.C.
190
SECTION

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740



SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
WASH, D.C.
190
SECTION

ASX ANNOUNCEMENT
9 November 2006

ANNUAL GENERAL MEETING RESULTS

Bionomics Limited (ASX:BNO) hereby gives notice to the ASX that shareholders have today passed all the resolutions considered before the company's Annual General Meeting. This information is presented in accordance with ASX Listing rule 3.13.2 and section 251AA of the Corporations Act 2001.

			Proxy votes			
Resolution Number	Resolution	Result	For	Against	Open	Abstain
1	Remuneration Report	Passed on a show of hands	77,992,974	203,757	2,777,190	15,000
2	Elect Dr G Jessup	Passed on a show of hands	77,392,931	1,107,830	2,467,190	20,970
3	Elect Mr T Tappenden	Passed on a show of hands	78,371,528	125,333	2,467,190	24,870
4	Approve shares to Directors	Passed on a show of hands	34,445,501	1,352,161	328,126	13,900
5	Approve shares to Mr S Birrell	Passed on a show of hands	78,147,351	324,980	2,467,190	36,900
6	Approve options to Mr T Tappenden	Passed on a show of hands	35,451,967	335,183	328,126	26,900
7	Approve options to Dr D Rathjen	Passed on a show of hands	34,457,267	1,332,883	328,126	23,900
8	Approve issue of shares	Passed on a show of hands	65,812,577	1,305,110	2,472,905	5,223,900
9	Approve proposed issue of shares to Dr G Jessup and Start-up Australia Ventures	Passed on a show of hands	34,479,194	1,303,356	499,857	28,500
10	Approve proposed issue of shares	Passed on a show of hands	68,101,227	272,386	3,472,905	37,400

Stephen Birrell
Company Secretary

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

9 November 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely



Stephen Birrell
CFO & Company Secretary


Bionomics
Limited

ASX ANNOUNCEMENT
9 November 2006

BIONOMICS AGM BROADCAST

BIONOMICS LIMITED (BNO) would like to offer you a front row seat at our presentation titled **"Annual General Meeting".** Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;

- **Annual General Meeting**
- **Presented by Dr Deborah Rathjen, CEO & MD**
- **9 November 2006**
- **2:30pm EST**
- **At http://www.brr.com.au/event/BNO/1250/17034/wmp/qb30sc0rcq**

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For further information please contact:

Dr Deborah Rathjen
CEO & Managing Director
Bionomics Limited
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform,

incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Cautionary Statement: *This release contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs and other statements regarding the Company's expectations, goals, beliefs, intentions and the like, which involve assumptions regarding the Company's operations and conditions in the markets the Company serves. The Company does not undertake any obligation to update these forward-looking statements.*

Bionomics Limited

9 November 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
NOV 2 0 2006
WASH. D.C.
190
SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740


SEC MAIL PROCESSING
RECEIVED
NOV 2 0 2006
WASH. D.C.
190
SECTION

ASX ANNOUNCEMENT
9 November 2006

BIONOMICS DELIVERS ON MILESTONES FOR DRUG DISCOVERY PROGRAMS

- **Delivers on milestones for cancer, anxiety and Multiple Sclerosis programs**
- **Bionomics anti-cancer compound BNC105 acts in synergy with blockbuster drug Avastin® according to new preliminary preclinical data**
- **BNC105 demonstrates capability to shrink tumours in breast cancer models**
- **Three new patents lodged for frontrunners in anxiety and MS programs**

9 November 2006, Adelaide Australia: Australian drug discovery company Bionomics Limited (ASX:BNO) today updated shareholders at its Annual General Meeting on the recent progress of its anti-cancer drug BNC105 and drug discovery programs in anxiety and Multiple Sclerosis.

"It is a pleasure to be able to report that we are meeting milestones in our drug discovery programs. We are preparing our lead drug, BNC105, for clinical trials and the new preclinical data is highly encouraging. In addition, we have now identified potential frontrunners for our anxiety and multiple sclerosis programs and filed three new patents," said Dr Deborah Rathjen, CEO of Bionomics.

Bionomics announced new data indicating that its lead anti-cancer compound, BNC105, acts in synergy with the blockbuster anti-cancer therapeutic, Avastin®, in shutting down the blood flow to solid tumours. Avastin® is Genentech's anti-cancer therapeutic antibody which has generated in excess of US$ 2 billion* in sales since its launch in 2004.

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts by rapidly shutting down the blood supply to a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive.

"This new data expands the potential clinical applications of BNC105 and may present new commercial opportunities for Bionomics," said Dr Rathjen. "Bionomics has committed to progress BNC105 into clinical trials following FDA approval."

VDA's such as BNC105 have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003).

Bionomics also announced that BNC105 demonstrated tumour shrinkage in preclinical models of breast cancer and that this effect was sustained after BNC105 treatment.

Dr Gabriel Kremmidiotis, Bionomics' VP Cancer Research, said, "We are very encouraged by the new data and are keen to pursue further this unique approach of

combining BNC105 and Avastin® to treat cancer. The data is a clear validation of BNC105 as a promising therapeutic agent."

* As reported by Genentech, www.gene.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101
drathjen@bionomics.com.au

Media
Daniella Goldberg
+612 9237 2800/ 0416 211 067
dgoldberg@bcg.com.au

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

About Avastin®

Avastin®, by leading biotechnology company, Genentech, is the first U.S. Food and Drug Administration (FDA) approved therapy designed to inhibit angiogenesis, the process by which new blood vessels develop and carry vital nutrients to a tumor. Avastin is approved, in combination with intravenous 5-fluorouracil-based (5-FU) chemotherapy, for first- or second-line treatment of patients with metastatic carcinoma of the colon or rectum and in combination with carboplatin and paclitaxel for the first-line treatment of patients with unresectable, locally advanced, recurrent or metastatic non-squamous non-small cell lung cancer (NSCLC).